SEC MAIL PROCESSING RECEIVED MAR 0 1 2006 WASH, D.C. 203 SECTION

3/29

AB 3/28/06

UNI[illegible] SECURITIES AND [illegible] Washing[illegible]

06009046

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 66565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chessiecap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Avenue, 500 North Tower
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Alvarez — 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

PROCESSED SEP 2 1 2006 THOMSON FINANCIAL

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/21

OATH OR AFFIRMATION

I, Karen Alvarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chessiecap Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

DAVID VESE
Notary Public, Fulton County, Georgia
My Commission Expires Jan. 05, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHESSIECAP SECURITIES, INC.
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Chessiecap Securities, Inc.

We have audited the accompanying balance sheet of Chessiecap Securities, Inc., as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from April 14, 2004, date of inception, to December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chessiecap Securities, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the period from April 14, 2004, date of inception, to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2006
Atlanta, Georgia

Rubio CPA PC

RUBIO CPA, PC

CHESSIECAP SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

		2005
Cash and cash equivalents	$	77,397
Accounts receivable		47,137
Due from Parent		5,833
Prepaid expenses		3,196
Total Assets	$	133,563

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	1,448
Unearned revenue		10,000
Deferred income taxes		5,000
Total Liabilities		16,448
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 5,000 shares authorized; 1,000 shares issued and outstanding		10
Paid-in capital		93,728
Retained earnings		23,377
Total Stockholder's Equity		117,115
Total Liabilities and Stockholder's Equity	$	133,563

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Investment banking	$ 464,472
Interest	1,721
Other	5,129
Total revenues	471,322
GENERAL AND ADMINISTRATIVE EXPENSES	
Fees to related party	405,375
Other operating expenses	37,570
Total expenses	442,945
NET INCOME BEFORE INCOME TAXES	28,377
INCOME TAX EXPENSE	5,000
NET INCOME	$ 23,377

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period from April 14, 2004 (Date of Inception)
to December 31, 2005

		2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	23,377
Adjustments to reconcile net loss to net cash used in operations:		
Increase in accounts receivable		(47,137)
Increase in due to related party		4,167
Increase in accounts payable		1,448
Increase in prepaid expenses		(3,196)
Increase in deferred income taxes payable		5,000
Increase in unearned income		10,000
NET CASH USED IN OPERATING ACTIVITIES		(6,341)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions		93,738
Advances to Parent		(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		83,738
NET INCREASE IN CASH AND CASH EQUIVALENTS		77,397
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of period		-
End of period	$	77,397

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from April 14, 2004 (Date of Inception)
to December 31, 2005

	Paid-In Capital	Retained Earnings (Deficit)	Total
Net income	$	$ 23,377	$ 23,377
Capital contributions	93,738		93,738
Balance, December 31, 2005	$ 93,738	$ 23,377	$ 117,115

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Chessiecap Securities, Inc. (the "Company"), a Maryland corporation, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company was organized in April 2004 and is a wholly-owned subsidiary of Chessiecap, Inc. ("Parent").

The Company provides investment banking and investment advisory services for customers located primarily in the mid-Atlantic states.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes: The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $70,949, which was $65,949 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 48% of the investment banking revenues were earned from a single transaction during 2005. Approximately 79% of the accounts receivable at December 31, 2005 is due from a single customer.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with its Parent. Under the agreement, which expires annually, the Parent provides the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on the percentage of the Parent's and Company's employees to total employees.

Total cost under the agreement for 2005 was approximately $405,000.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax expense	5,000
Income tax expense	$ 5,000

The net deferred tax assets consist of the following:

Deferred tax assets	$ 6,000
Valuation allowance	(6,000)
	$ -

NOTE E – INCOME TAXES (CONTINUED)

The deferred income tax expense arises from the use of cash basis accounting for income tax reporting purposes.

Deferred tax assets arise from a net operating loss carryforward for income tax purposes from use of the cash basis. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2005, the Company had a net operating loss carryforwards that may be used to offset future cash basis taxable income of approximately $31,000. The loss carryforward is due to expire in 2025.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHESSIECAP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholder's equity	$ 117,115
Less nonallowable assets:	
Accounts receivable, net of unearned revenue	(37,137)
Due from Parent	(5,833)
Prepaid expenses	(3,196)
	(46,166)
Net capital before haircuts	70,949
Less haircuts	-
Net capital	70,949
Minimum net capital required	5,000
Excess net capital	$ 65,949
Aggregate indebtedness	$ 1,448
Net capital based on aggregate indebtedness	$ 97
Ratio of aggregate indebtedness to net capital	.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

There is no significant difference between net capital as reported in Form X-17A-5, as amended, and net capital stated above.

CHESSIECAP SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Chessiecap Securities, Inc.

In planning and performing our audit of the financial statements of Chessiecap Securities, Inc., for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Chessiecap Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 13, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC